KIRKLAND LAKE GOLD SHAREHOLDERS OVERWHELMINGLY APPROVE DETOUR GOLD ACQUISITION

Toronto, Ontario -- January 28, 2020 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) is pleased to announce that at a special meeting of shareholders held earlier today (the "Meeting"), Kirkland Lake Gold shareholders voted overwhelmingly in favour of the resolution (the "Kirkland Shareholder Resolution") approving the issuance of up to 77,407,217 common shares of Kirkland Lake Gold ("Kirkland Shares") in connection with the proposed acquisition of Detour Gold Corporation ("Detour Gold") (TSX: DGC) by way of a plan of arrangement (the "Arrangement").

155,221,082 Kirkland Shares, representing 74.05% of the issued and outstanding Kirkland Shares as at the record date, were voted at the Meeting and the Kirkland Shareholder Resolution was approved by approximately 98.99% of votes cast by Kirkland Lake Gold shareholders either in person or represented by proxy at the Meeting. The report of voting results will be made available under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to the approval by Kirkland Lake Gold shareholders, Detour Gold shareholders approved the Arrangement at the special meeting of Detour Gold shareholders held earlier today.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: "We are pleased that our shareholders have voted overwhelmingly in support of our acquisition of  Detour Gold. Once complete, the transaction will create a highly competitive, truly unique company in the gold mining industry. By combining Detour Lake with our Macassa and Fosterville mines, we will have three cornerstone assets in our two core jurisdictions of Canada and Australia, all three of which possess free cash flow generating operations, significant in-mine growth potential, and considerable regional exploration upside.

"The new Kirkland Lake Gold will be an industry leader in profitability, cash flow generation and cash resources. Given our significant financial strength, we will become increasingly active over the next year repurchasing our shares and growing our quarterly dividends. Under our normal course issuer bid ("NCIB"), we have the ability to repurchase up to 10% of our common shares in the public float, with remaining capacity under our current NCIB for future repurchases of up to 20 million shares. As we continue to generate free cash flow, both the NCIB and dividend will be important tools used to provide attractive returns to shareholders."

The Arrangement is expected to be completed on January 31, 2020, subject to approval by the Ontario Superior Court of Justice and satisfaction of certain other closing conditions. Pursuant to the terms of the Company's current NCIB, the Company can purchase up to 20,989,692 Kirkland Shares for cancellation, with 933,900 Kirkland Shares having been purchased to date. The current NCIB expires on May 28, 2020 and is expected to be renewed for an additional year at the time of expiration.

For a more detailed description of the Arrangement, readers should review the Company's management information circular dated December 20, 2019 and visit www.klgold.com/detouracquisition.

ABOUT KIRKLAND LAKE GOLD LTD.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019, with target production for 2020 of 950,000 - 1,000,000 ounces. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

FOR FURTHER INFORMATION PLEASE CONTACT

Media Contact:

Ian Robertson, Executive Vice President, Communication Strategy
Kingsdale Advisors
Direct: +1 416-867-2333, Cell: +1 647-621-2646
irobertson@kingsdaleadvisors.com

Kirkland Lake Gold Ltd.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) expectations regarding whether the proposed Arrangement will be consummated, including whether conditions to closing of the Arrangement will be satisfied, (ii) expectations regarding timing for completion of the Arrangement, (iii) expectations regarding the potential benefits and synergies of the Arrangement, (iv) expectations with respect to the NCIB and dividend policy, including anticipated benefits thereof; and (v) expectations for other economic, business, and/or competitive factors.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Arrangement; the ability to obtain requisite court and regulatory approvals and the satisfaction of other conditions to the consummation of the Arrangement on the proposed terms and schedule; the ability of Kirkland Lake Gold and Detour Gold to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the Arrangement on exploration activities; the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the Arrangement; the ability of the Company to pursue an aggressive share buy back pchanges in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Arrangement. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold with the Canadian securities regulators, including Kirkland Lake Gold's annual information form, financial statements and related MD&A for the financial year ended December 31, 2018, its interim financial reports and related MD&A for the period ended September 30, 2019 and its management information circular dated December 20, 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.